Exhibit (a)(1)(K)
RealNetworks, Inc.
STOCK OPTIONS
Frequently Asked Questions
1. Who is the RN employee designated to answer questions related to stock options?
Mikale Clark is RN’s Manager of Stock Plan Administration, and she can be reached at ext. 2293 (direct: 206-674-2293). Mikale can assist you with questions related to your stock options. You may also send questions to stock@real.com.
2. What is a stock option?
A stock option is the right to purchase a share of stock at a predetermined, fixed price.
3. Do I have to do anything when I am granted a stock option?
Yes. You must sign a Stock Option Agreement that sets forth the terms of your stock option grant. You will receive two copies of your Stock Option Agreement soon after your stock options have been granted. You will be asked to return one copy of the Stock Option Agreement to Mikale Clark in the Legal Dept. and retain one copy for your records.
4. If I have a stock option, does that mean that I own stock?
Not yet. Stock options are not actual shares of stock until they are exercised.
5. What does “exercise” mean?
Exercising a stock option is the process of purchasing stock at its predetermined price to convert the option into actual shares of stock.
6. When can I exercise my stock options?
You can exercise your stock options when you are vested in all or a portion of the options. You must be vested in the number of shares you wish to purchase at the time you exercise your stock options.
7. Do I have to exercise my stock options when they become vested?
No. You may exercise vested options at any time prior to the expiration or termination of the stock option as stated your Stock Option Agreement.
8. How do I exercise my stock options?
You must first decide how you want to exercise your options. There are two choices:

1. Purchase and Hold. You may write a check payable to RealNetworks, Inc. in the amount of the purchase price plus federal income tax, Social Security and Medicare taxes due at the time of the exercise. A stock certificate will be issued in your name representing the number of shares you have purchased. You may exercise your options using this method at any time (during both “blackout periods” and “open trading windows”). You will need to complete a Form of Exercise of Option and deliver it to Mikale Clark, together with your check, on the date of exercise. The closing fair market value on the date of exercise will be used to calculate the taxes that must be paid on the date of exercise.
2. Same Day Sale. This alternative is only available to you during an “open trading window”. You may exercise your options and sell some or all of the shares you are exercising through a broker the same day. Proceeds from the sale are used to pay the purchase price and your tax obligations upon exercise. Any additional proceeds, less broker commissions and other fees, if applicable, will be delivered to you or deposited into your brokerage account (you are responsible for instructing your broker on how you want the proceeds delivered). You will also need to complete a Form of Exercise of Option and deliver it to Mikale Clark on the date of exercise. Please refer to the procedures for exercising stock options using the method of a “same day sale” through Morgan Stanley Smith Barney.
9. If I want to exercise my options using the “same day sale” alternative, what broker can I use?
RN has retained Morgan Stanley Smith Barney to assist its employees with “same day sale” transactions.
RN and Morgan Stanley Smith Barney will be communicating with each other regularly with respect to plan administration matters, and RN will be providing employee stock option vesting reports to Morgan Stanley Smith Barney on a regular basis in order to make the process of executing same day sale transactions more efficient. Please refer to the materials distributed by Morgan Stanley Smith Barney for details on executing a same day sale transaction using Morgan Stanley Smith Barney.
Morgan Stanley Smith Barney offers three methods for exercising your options:
•	Exercise options using the Internet at www.benefitaccess.com;

•	Exercise options using the ASAP Voice Response System (1-800-367-4777); and

•	Exercise options by calling 1-800-296-6432 and placing your order through a trading representative.
Detailed instructions on how to exercise stock options through Morgan Stanley Smith Barney are included in this FAQ as Attachment A.
If you choose to do so, you may use another broker that offers this type of service, but you must contact Mikale Clark prior to the exercise so that arrangements can be made with your broker to insure that your transaction proceeds smoothly. You should be aware of the possibility that same day sale transactions involving brokers other than Morgan Stanley Smith Barney may not settle as quickly, as additional time must be spent verifying vesting information and exercise costs.

10. How am I taxed when I exercise my stock options?
The difference between your exercise price and the fair market value of RN’s Common Stock on the date you exercise your stock options is the amount on which taxes will be withheld by RN. This amount is treated as ordinary income, and is sometimes referred to as the “gain” on the exercise. The ordinary income realized upon the exercise of stock options will be added to your W-2 income. At the time a U.S. employee of RN exercises stock options, RN is required to withhold certain taxes from the income realized upon the exercise of the options. Currently, RN is required to withhold 25% federal income tax, 6.2% Social Security tax and 1.45% Medicare tax, and for U.S. employees who reside in a state other than Washington, state income and other local taxes may also be required to be withheld at the time of exercise. For example, if your exercise price is $10.00, and the fair market value of RN’s Common Stock on the date you exercise is $20.00, the percentages in the preceding sentence will be applied to the difference of $10.00 in order to calculate your taxes.
You should also remember that the income realized at the time you exercise your stock options may move you into a different tax bracket. Since you are paying 25% federal income tax on the income realized at the time you exercise your stock options, you may be responsible for paying additional taxes at the time you file your tax return (depending on your tax bracket).
International employees are required to pay any applicable taxes required by their country, and RN will withhold these taxes upon exercise if such withholding is required by the laws of the applicable country. If you are an international employee, you should obtain your own tax advice with respect to your tax obligations at the time you exercise your stock options.
11. Are the shares I purchase upon the exercise of my stock options restricted in any way? Also, how does the Policy on Avoidance of Insider Trading apply to my options?
Possibly.
First, if your shares were issued to you as a result of a stock option exercise that occurred before September 14, 1998, those shares are not registered with the SEC. That means that the shares must qualify for an exemption from registration under the federal securities laws in order to be sold in the public market. The exemption that applies to shares issued as a result of stock option exercises occurring before September 14, 1998 is Rule 701.
Second, RN’s Policy on Avoidance of Insider Trading DOES apply to the sale of RN shares. The Policy prohibits all open-market transactions by RN employees involving RN securities while an employee is aware of material, non-public information about RN. In addition, certain employees must pre-clear all trades through a Compliance Officer (Bob Kimball or Michael Eggers), and certain employees are also subject to “trading windows” during which they may buy and sell shares, and “blackout periods” during which they may not trade in RN’s securities. If you are subject to the trade preclearance requirements of the Policy, you must obtain prior approval from one of RN’s Compliance Officers before you execute any open market transactions involving your stock options. In addition, if you are subject to trading windows and blackout periods as described in the Policy, you may exercise stock options during black out periods, but you may only sell your option shares during an open trading window.
RN’s Compliance Officers are the General Counsel (Bob Kimball) and the Chief Financial Officer (Michael Eggers). Please refer to the Policy for more information. As noted in the Policy, RN may institute special “blackout periods” during which no insiders may trade. This is for the protection of employees as well as RN.
12. Are my stock options transferable?
No. Stock options are not transferable. You must first exercise the stock options and then transfer the shares if you choose to effect a transfer.
13. What happens if there is a stock split or stock dividend with respect to RN’s Common Stock?
Equitable and appropriate adjustments will be made to RN’s stock option plans (and the stock options granted thereunder) in the event of a stock split, stock dividend or similar corporate event.
14. If I sell my shares in the public market through my broker, how long will it take for the proceeds of the sale to become available to me?
A trade in the public market takes approximately three (3) business days after the date of the transaction to settle. It is your responsibility to instruct your broker on how you want the proceeds of a stock sale to be delivered to you – by regular U.S. mail, by wire transfer or by overnight courier.
If you own stock that is subject to restrictions under Rule 701, settlement may take longer. If you are exercising options after September 14, 1998, then your stock is NOT subject to Rule 701, and therefore is not restricted except as provided in RN’s Policy on the Avoidance of Insider Trading.
16. If I leave RN and choose to exercise the vested portion of my stock options during the 3-month period following termination of my employment, do I still need to pay federal income, Social Security and Medicare taxes at the time of exercise?
Yes.
17. How is tax reporting handled with respect to stock options?
The ordinary income realized at the time of the exercise of a stock option will be included as part of the wages reported on Form W-2 for the year in which the exercise occurred.
With respect to a sale of stock in the public market that you originally obtained upon the exercise of a stock option, your broker should send you (at year end) a Form 1099 reflecting the gross proceeds from the sale. The gross proceeds should be reported on Schedule D of Form 1040 in computing the amount of capital gain or loss. (Note: The original cost basis in the shares reported on Schedule D should be increased for any ordinary income recognized).
18. Do you have any suggestions for employees to ensure that the process of exercising stock options and selling shares happens smoothly?
Yes.
Plan Ahead. Selling stock is not like walking into a bank to cash a check, and you must wait until the trade settles in order to receive proceeds from a stock sale. A trade takes approximately 3 business days after the date of the trade to settle. For example, it is not a good idea to schedule the closing of a home purchase on May 1 when you do not plan to initiate a stock sale until April 28 or April 29, if you need the sale proceeds in order to close your home purchase.
Contact Your Broker in Advance. If you plan to use a broker other than Morgan Stanley Smith Barney (for “same day sales”), and you want to receive the proceeds from your stock sale as soon as possible, talk to the broker you plan to use for the sale before you initiate the sale in order to make sure that the broker does not have issues with handling stock options or restricted (Rule 701) stock. It is recommended to have your broker contact a Stock Plan Administrator PRIOR to placing a trade. Some discount brokers have informed us that it may take up to 3 weeks for a trade involving restricted stock to settle due to internal procedures. Most brokers do not have this problem. Please call a Stock Plan Administrator if you have questions about other brokerage firms.
Consult Your Tax Advisor. You are encouraged to consult with your personal tax advisor with respect to the tax implications of exercising your stock options and/or selling your stock in the public market.
Keep Your Address Information Current. Please make sure you notify one of RN’s Stock Plan Administrators (or send email to stock@real.com) as soon as possible if your home address changes. In addition, if you hold stock in your own names, rather than through a broker (and you retain possession of your stock certificate, you receive shareholder mailings at your home, etc.), it is your responsibility to contact RN’s transfer agent, BNY Mellon Investor Services, as 1-800-522-6645 to communicate your address change.
Call one of RN’s Stock Plan Administrators with any other questions you may have; they will work with you individually to assist you with this process.

Attachment A
How to Exercise RealNetworks Stock Options
Through Morgan Stanley Smith Barney
RealNetworks has retained Morgan Stanley Smith Barney to assist its employees with “same day sale” option exercise transactions. A same-day-sale transaction is one in which an employee exercises options and immediately sells the resulting shares in the open market.
RealNetworks employees have three alternatives for exercising stock options through Morgan Stanley Smith Barney:
1.	Place your exercise and sale order via Morgan Stanley Smith Barney’s stock options website at www.benefitaccess.com. You will need the following information that was mailed to you by Morgan Stanley Smith Barney at the time you joined RealNetworks (or shortly after June 2000 if you joined RealNetworks prior to that date) to complete a transaction using this alternative:
•	User Name

•	Password

•	Trading PIN
When you log on to this website, you will see your detailed stock option account information, including vested and unvested stock options, grant date and exercise price. Select the options you wish to exercise and follow the remaining instructions on the website to complete your order.
If you have forgotten or misplaced your User Name, Password or PIN, new and existing users of the website may request this information as follows:
•	New Users Who Have Not Received User Name, Password and PIN: If you have never received your Temporary Internet User Name, Password and PIN via regular mail from Morgan Stanley Smith Barney, scroll to the middle of the first page of www.benefitaccess.com to “Registration”, under “For Select Plans Only” and follow the instructions. You may request replacement information to be sent to you via regular mail from Morgan Stanley Smith Barney. If you would like to trade immediately, follow the instructions in No. 2 below.

•	Existing Users With Activated Accounts/Forgotten User Name, Password and PIN: If you have previously activated your account via the www.benefitaccess.com website, and you have forgotten your User Name, Password or PIN, go to the “Forgot User Name/Password” button near the top of the first page and follow the instructions.

•	Users With Temporary User Name, Password and PIN: First time users who have received their User Name, Password and PIN, but have not activated their account using the www.benefitaccess.com website, go to the “First Time Users” button near the top of the first page and follow the instructions.
For Internet-related questions or troubleshooting: Call 1-888-873-1194 (U.S. employees) or 1-210-677-3712 (Non-U.S. employees).
1.	Call 1-800-296-6432 (U.S. employees) or 1-212-615-7864 (non-U.S. employees) and place your order by speaking with a trading representative.
2.	Use the Morgan Stanley Smith Barney Voice Response System by calling 1-800-367-4777 or 1-800-701-4935.

General Information:
Types of Orders: You may place a market sell order or a limit sell order when you sell your shares.
•	A Market Sell Order is an order to sell the shares resulting from your stock option exercise at the current market price. The order will be placed immediately after the request to exercise is received and accepted by Morgan Stanley Smith Barney.

•	A Limit Sell Order is an order to sell shares resulting from your stock option exercise at a specified limit price. When the stock price reaches the limit established and your order has sufficient priority to be executed and satisfies any other conditions prescribed by the market on which RealNetworks Common Stock trades, your order is submitted for execution. This type of order remains in effect until it is either executed or cancelled.
Payment to Employees of Transaction Proceeds: If you have executed a same-day-sale option exercise transaction, the net proceeds from your sale will be available as soon as your trade settles and Morgan Stanley Smith Barney receives the shares from RealNetworks’ transfer agent. Settlement typically occurs on the third business day following the date your order is executed by Morgan Stanley Smith Barney. You may instruct Morgan Stanley Smith Barney to deliver your sale proceeds via U.S. mail, by overnight delivery, or by U.S. wire transfer, and the timing of your receipt of the proceeds will depend on which delivery option you select.
Certification of Taxpayer Identification Number Required:
Form W-9 (U.S. Employees): A Form W-9 is a Payer’s Request for Taxpayer Identification Number and Certification. Under penalties of perjury this form tells Morgan Stanley Smith Barney that you are not subject to backup withholding because of under-reporting interest and dividends on your tax return, and to certify that the Social Security Number shown on the form is your correct Taxpayer Identification Number. This form is generally applicable to U.S. persons, including resident aliens. The address to which the completed form must be sent appears on the bottom of the form. Form W-9 is available on the www.benefitaccess.com website.
Please Note: If you have not previously faxed this completed form or electronically certified with Morgan Stanley Smith Barney, it is imperative that you certify your tax status prior to selling your shares with Morgan Stanley Smith Barney. You may certify electronically by dialing the Voice Response System, or on the www.benefitaccess.com website, or by faxing the completed form to (631) 254-7783. Alternatively, you may send the form via overnight courier to Morgan Stanley Smith Barney, New Accounts, 51 Mercedes Way, Edgewood, NY 11717, or by regular mail to P.O. Box 9152, Farmingdale, NY 11735.
Substitute Form W-8BEN (Non-U.S. Employees): A Form W-8BEN is a Certificate of Foreign Status required by the IRS for non-U.S. employees. By completing a Form W-8BEN you certify under penalties of perjury that you are neither a U.S. citizen nor a resident alien, and are not subject to certain U.S. information return reporting. Morgan Stanley Smith Barney is required by law to obtain this Form from you before executing your instruction to sell stock on your behalf. A Form W-8BEN generally remains in effect for three calendar years.
General Instructions for the W-8BEN form: This form may be completed only by or for a nonresident alien individual. If you are a U.S. citizen or an alien resident in the United States for tax purposes, do not use this form. Instead complete a Form W-9. Failure to submit this form will result in IRS — mandated tax withholding.
Please Note: Morgan Stanley Smith Barney will not accept fax copies of Form W-8BENs. If you don’t certify online, you are required to send a signed original completed Form W-8BEN via regular mail or overnight delivery to Morgan Stanley Smith Barney. The address to which the completed form may be sent appears on the bottom of the form.